Exhibit 99.1

Agencia Comercial Spirits Ltd Announces Power Supply Agreements with PLN for Indonesia AI Data Center Project

TAICHUNG CITY, Taiwan, June 11, 2026 (GLOBE NEWSWIRE) — Agencia Comercial Spirits Ltd (NASDAQ: AGCC) (“Agencia” or the “Company”), a Taiwan-based importer and distributor of whisky products, today announced that its Indonesian subsidiary, PT. AGCC AITECH INDONESIA (“AGCC Indonesia”), has entered into additional electricity supply agreements with PT PLN (Persero) (“PLN”), the Indonesian state-owned electricity company, in connection with the Company’s planned AI computing infrastructure project in Indonesia.

Together with electricity supply arrangements previously entered into by AGCC Indonesia for the project, the latest agreements establish a dual-feed power supply configuration for the planned data center, with each feed rated at 55,400 kVA. The electricity supply arrangements are intended to support the Company’s staged development of AI computing infrastructure in Indonesia, including its approximately 40MW IT load requirement for the planned project, subject to project implementation, customer-side installation readiness, applicable certifications, PLN requirements, construction progress, equipment procurement, financing and other operational conditions.

In connection with the electricity supply arrangements, AGCC Indonesia has agreed to pay an aggregate connection fee of approximately IDR 69.9 billion. The arrangements also require customer guarantee deposits, ongoing electricity charges and other customary charges associated with electricity supply arrangements of this nature. The agreements are not fixed-price contracts, and electricity charges may vary based on applicable tariffs, actual usage, minimum payment requirements, regulatory policies and other factors. The Company may incur significant costs before the project generates corresponding customer revenue.

The electricity supply agreements represent an infrastructure procurement milestone in the Company’s strategic initiative to expand into AI computing infrastructure and cloud-based computing services, while continuing to operate its existing whisky import and distribution business. The agreements are power procurement arrangements and are not customer revenue contracts. They do not, by themselves, guarantee that the project will be completed, that the power supply configuration will be fully utilised, that the approximately 40MW IT load requirement will be achieved, that customers will use the Company’s planned AI computing services, or that the Company will generate revenue, profitability or positive cash flow from the project.

Management Commentary

“Securing electricity supply is an important step in the development of AI computing infrastructure,” said Mr. TSAI Yi-Yang, CEO of Agencia. “These arrangements with PLN are intended to support our planned staged deployment in Indonesia. Our focus remains on disciplined execution, including construction planning, power readiness, equipment procurement, financing, cost management and operational risk control.”

Management believes that the project, if successfully implemented, may provide the Company with an opportunity to participate in the growing demand for AI computing capacity in Southeast Asia. However, the Company’s AI computing infrastructure strategy remains subject to significant business, operational, financing, construction, technology, regulatory, power supply, tariff, customer demand and execution risks.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Taiwan-based importer and distributor of whisky products, including bottled and cask whiskies, in Taiwan and select international markets. The Company operates through three business segments: procurement and distribution of bottled whisky; procurement and distribution of raw cask whisky; and cask-to-bottle and distribution services, including brand-authorized bottling, packaging and sales.

The AI computing infrastructure and services described in this press release represent a strategic expansion beyond the Company’s historical whisky business and remain subject to significant risks and uncertainties.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s planned expansion into AI computing infrastructure and cloud-based computing services, the expected implementation of the electricity supply agreements, the expected development of the planned Indonesia AI computing infrastructure project, the expected timing and scope of staged deployment, the expected use of the dual-feed power supply configuration, the Company’s approximately 40MW IT load requirement, the Company’s ability to complete customer-side electrical installations and obtain required certifications, the Company’s ability to procure equipment and secure financing, expected customer demand for AI computing services, expected technical and operational performance, expected electricity costs, and the potential contribution of the project to the Company’s future business and financial profile.

Forward-looking statements are generally identified by words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate,” “potential,” “target,” “seek,” “could,” “should,” “continue” and similar expressions, although not all forward-looking statements contain these identifying words. These statements are based on the Company’s current expectations and assumptions and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements.

These risks and uncertainties include, but are not limited to, risks that the electricity supply agreements may not be implemented as currently contemplated; electricity supply may not become available on the expected schedule or at all; the Company may fail to complete customer-side electrical installations, construction, data center facilities, network connectivity, equipment procurement or other infrastructure requirements on the expected timeline or within budget; the Company may fail to obtain required permits, approvals, certificates or operational readiness confirmations; electricity tariffs, charges, minimum payment obligations, deposits or other costs may increase or be adjusted; the Company may incur significant costs before generating corresponding customer revenue; the Company may experience delays or cost overruns in financing, procuring hardware, developing infrastructure, arranging network connectivity or deploying the required computing capacity; third-party suppliers, contractors, utility providers or other service providers may fail to perform; actual customer demand may be lower than expected; the Company may not obtain or retain customers for the planned AI computing services; regulatory, export control, sanctions, licensing, cybersecurity, data protection, tax, foreign exchange, geopolitical or market conditions may adversely affect the project; demand for AI computing services may fluctuate; competitive conditions may adversely affect pricing or margins; and the Company may not achieve profitability, positive cash flow or expected returns from the AI computing infrastructure business.

The electricity supply agreements described in this press release are infrastructure procurement arrangements and do not constitute a guarantee of revenue, revenue guidance, net revenue, operating income, net income, cash flow, profitability or margin. The stated power supply ratings are not equivalent to delivered IT load, deployed computing capacity, customer usage or revenue-generating capacity. Any revenue recognition from the Company’s planned AI computing services will depend on actual service delivery, customer contracts, customer acceptance, usage, payment and the Company’s applicable accounting policies.

Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor and Media Contact

Agencia Comercial Spirits Ltd

No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.)

Phone: +886-4-2254-0373

Email: Victsai@agcctw.com

 3